Exhibit 99.3

The following table sets forth Deutsche Bank AG’s ratio of earnings to fixed charges for the periods:

	Three months ended Mar 31, 2013	Year Ended Dec 31, 2012	Year Ended Dec 31, 2011	Year Ended Dec 31, 2010	Year Ended Dec 31, 2009	Year Ended Dec 31, 2008
in € millions, except ratios

Earnings:
1. Income (loss) before income tax expense	2,414	814	5,390	3,975	5,202	(5,741)
2. Add: Fixed charges excluding capitalized interest (Line 10)	3,169	16,623	17,719	13,493	14,762	42,350
3. Less: Net income (loss) from equity method investments	36	163	-264	-2,004	59	46

4. Earnings including interest on deposits	5,547	17,274	23,373	19,472	19,905	36,563
5. Less: Interest on deposits	1,292	5,727	6,779	3,800	5,119	13,015

6. Earnings excluding interest on deposits	4,255	11,548	16,594	15,672	14,786	23,548

Fixed Charges:
7. Interest Expense	3,098	16,340	17,433	13,196	14,494	42,096
8. Estimated interest component of net rental expense	71	283	286	297	268	254
9. Amortization of debt issuance expense	—	—	—	—	—	—

10. Total fixed charges including interest on deposits and excluding capitalized interest	3,169	16,623	17,719	13,493	14,762	42,350
11. Add: Capitalized interest	0	—	—	—	—	—

12. Total fixed charges	3,169	16,623	17,719	13,493	14,762	42,350
13. Less: Interest on deposits (Line 5)	1,292	5,727	6,779	3,800	5,119	13,015

14. Fixed charges excluding interest on deposits	1,877	10,896	10,940	9,693	9,642	29,335

Consolidated Ratios of Earnings to Fixed Charges:
Including interest on deposits (Line 4/Line 12)	1.75	1.04	1.32	1.44	1.35	0.86

Excluding interest on deposits (Line 6/Line 14)	2.27	1.06	1.52	1.62	1.53	0.80

Comparatives for 2012 have been adjusted to reflect changes according to IFRS 10, IFRS 11, IAS 19, IAS 27 and IAS 28, which had to be applied retrospectively.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before income tax expense, less net income (loss) from equity method investments plus fixed charges. Fixed charges for these purposes consist of interest expense and a portion of rentals, reflecting one-third of net rental expense, deemed representative of the interest component of the rental expense. These ratios are presented both including and excluding interest on deposits.

For the year ended December 31, 2008, earnings did not cover fixed charges by € 5,787 million, both including and excluding interest on deposits, as a result of a loss before income tax expense recorded during the year.